Burning Rock Biotech Limited

No. 5, Xingdao Ring Road North

International Bio Island, Guangzhou, 510005

People’s Republic of China

August 11, 2023

VIA EDGAR

Tyler Howes

Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Burning Rock Biotech Limited (the “Company”)

Form 20-F for the Year Ended December 31, 2022 (“FY 2022 20-F”)

Filed April 20, 2023

File No. 001-39316

Dear Mr. Howes and Ms. Gowetski:

The Company confirms receipt of the comments on its FY 2022 20-F from the Securities and Exchange Commission dated August 3, 2023 (the “Comment Letter”). The Company respectfully requests an extension to respond to the Comment Letter and will provide its responses via EDGAR as soon as possible, and in any event no later than August 31, 2023.

If you have any questions regarding the FY 2022 20-F, please contact Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86 020-3403 7871 or via e-mail at leo.li@brbiotech.com.

Very truly yours,

By:	/s/ Leo Li
Name: Leo Li
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP